UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

307068106
(CUSIP Number)

Farnam Street Partners, L.P.
3033 Excelsior Boulevard, Suite 320
Minneapolis, MN 55426
Phone: (612) 323-6707

With a copy to:
Mark S. Weitz, Esq.
Leonard, Street and Deinard, P.A.
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
Phone: (612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 307068106	13D

1		NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 375,581
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 375,581
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,581
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 307068106	13D

1		NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 396,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 396,587
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,587
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 307068106	13D

1		NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,006
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,006
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,006
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 307068106	13D

1		NAME OF REPORTING PERSONS Raymond E. Cabillot
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 396,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 396,587
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,587
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 307068106	13D

1		NAME OF REPORTING PERSONS Peter O. Haeg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 396,587
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 396,587
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 396,587
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON IN

ITEM 1.             SECURITY AND ISSUER.

This Schedule 13D relates to shares of the Common Stock, $0.01 par value, of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 200, Minnetonka, Minnesota 92614.

ITEM 2.             IDENTITY AND BACKGROUND.

(a)   This Schedule 13D is being filed jointly by:

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”);

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS Special”);

●	Farnam Street Capital, Inc., a Minnesota corporation and General Partner of both Farnam Fund and FS Special (“Farnam Capital”);

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital; and

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital;

(collectively, the “Farnam Group”).

(b)           The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 320, Minneapolis, Minnesota 55416.

(c)           Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. FS Special was organized in April 2013 as a Minnesota Limited Partnership. Farnam Fund and FS Special are both private investment partnerships located in Minneapolis, Minnesota. The principal business activities of both Farnam Fund and FS Special involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of both Farnam Fund and FS Special. Mr. Haeg is President and Secretary and a director of Farnam Capital, the General Partner of both Farnam Fund and FS Special.

(d) – (e)

During the last five (5) years, neither Farnam Fund, FS Special nor the principals of each partnership’s General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of Farnam Fund and FS Special is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Farnam Group acquired the Common Stock of the Issuer in open market purchases with working capital of Farnam Fund and FS Special. The amount of funds expended to acquire (a) the shares held by Farnam Fund is $3,996,591.27 and (b) the shares held by FS Special is $263,059.63.

ITEM 4.             PURPOSE OF TRANSACTION.

All of the shares of the Issuer owned by the Farnam Group were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Farnam Group makes investments in companies that it believes are undervalued and represent an attractive investment opportunity.

The Farnam Group acquired shares of Common Stock of the Issuer because it believes that the expense structure of the Issuer is at a higher level than its peers and believes expense reduction would benefit shareholders. The Farnam Group also believes that, given the valuation of the Issuer in the market, a share buyback would benefit shareholders. The Farnam Group may, from time to time, purchase additional shares of the Issuer’s stock or dispose of all or some of the shares.

Except as set forth in this Item 4, the Farnam Group has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Farnam Group intends to review its investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares or change its intention with respect to any and all matters in Item 4.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

(a) Collectively, the Farnam Group may be deemed to beneficially own 396,587 shares of the outstanding Common Stock of the Issuer, representing approximately 5.2% of the Common Stock of the Issuer (based upon 7,625,573 shares outstanding on May 6, 2013, as reported in the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended March 31, 2013). 375,581 of such shares are directly owned by Farnam Fund and 21,006 are directly owned by FS Special. Each of Mr. Cabillot and Mr. Haeg disclaims beneficial ownership of all such shares for all other purposes.

(b)          Farnam Fund has sole voting power and sole dispositive power with regard to 375,581 shares of Common Stock of Issuer and FS Special has sole voting power and sole dispositive power with regard to 21,006 shares of Common Stock of Issuer.

Farnam Capital has shared voting and dispositive power of the Common Stock of Issuer beneficially owned by Farnam Fund and FS Special by virtue of the relationship between Farnam Capital and each of these entities as described in Item 2(a).

Mr. Cabillot and Mr. Haeg may be deemed to have shared voting and dispositive power of the Common Stock of Issuer beneficially owned by Farnam Fund and by FS Special, by virtue of the relationship between these individuals and each of these entities as described in Item 2(a).

(c)           Farnam Fund has made the following purchases during the last 60 days:

Trade Date	Number of Shares Purchased	Price Per Share
4/25/2013	15,542	$10.5912
4/26/2013	13,547	$10.6713
4/29/2013	1,533	$11.1561
4/30/2013	2,000	$11.167
5/1/2013	7,100	$11.1622
5/6/2013	2,986	$11.6825
5/7/2013	5,325	$11.7423
5/10/2013	2,476	$11.50
5/13/2013	2,000	$11.60
5/14/2013	3,000	$12.00
5/15/2013	2,100	$11.8438
5/17/2013	12,698	$11.7172
5/21/2013	594	$11.6758
6/3/2013	11,115	$12.1847
6/4/2013	400	$12.10

FS Special has made the following purchases during the last 60 days:

Trade Date	Number of Shares Purchased	Price Per Share
6/5/2013	3,100	$11.9435
6/6/2013	1,102	$11.9677
6/14/2013	12,669	$12.6643
6/17/2013	3,035	$12.6176
6/18/2013	1,100	$12.8254

All purchases were open market purchases.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

With respect to Farnam Fund and FS Special, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Mr. Cabillot is indemnified by Farnam Fund, FS Special and Farnam Capital for liabilities he may incur in connection with his duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group filed herewith, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No. 1:                  Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 24, 2013

FARNAM STREET PARTNERS, L.P.

By: Farnam Street Capital, Inc.
Its: General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES 1, L.P.

By: Farnam Street Capital, Inc.
Its: General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

/s/ Raymond E. Cabillot
Raymond E. Cabillot

/s/ Peter O. Haeg
Peter O. Haeg

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of Common Stock, $0.01 par value per share, of Famous Dave’s of America, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and further agree that this Agreement of Joint Filing be included as an Exhibit to such joint filing.

This Agreement may be executed simultaneously in any number of counterparts, all of which together shall constitute one and the same instrument.

Date: June 24, 2013

FARNAM STREET PARTNERS, L.P.	FS SPECIAL OPPORTUNITIES 1, L.P.

By: Farnam Street Capital, Inc.	By: Farnam Street Capital, Inc.
Its: General Partner	Its: General Partner

By:	/s/ Raymond E. Cabillot	By:	/s/ Raymond E. Cabillot
	Raymond E. Cabillot		Raymond E. Cabillot
	Chief Executive Officer		Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

/s/ Raymond E. Cabillot		/s/ Peter O. Haeg
Raymond E. Cabillot		Peter O. Haeg